April 11, 2005

Mail Stop 0306

Mr. Robert S. Breuil
Chief Financial Officer and Vice President of Corporate
Development
Aerogen, Inc.
2071 Stierlin Court, Suite 100
Mountain View, CA 94043

	Re:	Item 4.02 Form 8-K
		Filed March 9, 2005
		File No. 000-31913

Dear Breuil:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment. Where indicated, we think you should revise your document in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 9, 2005

1. We note that you intend to file restated financial statements.
However you have not indicated how or when you intend to do so.
Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.


*    *    *    *

	Please file your supplemental response and amendment via
EDGAR
in response to this comment within five business days after the date of this letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 824-5264. In my absence, you may call Brian Cascio, Branch Chief at (202) 942-
1791.

							Sincerely,


							Lynn Dicker
							Staff Accountant
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Mr. Robert S. Breuil
Aerogen, Inc.
April 11, 2005
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